# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agomab Therapeutics NV, CIK 0002020932
CUSIP: 00860C102
Title of class of securities: Common Shares, no nominal value per share
Address of issuer's principal executive offices: Posthoflei 1/6, Antwerpen, Belgium (C9), 2600
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001726334

## Reporting persons
- Pontifax VI G.P. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 3,305,846; sole dispositive power 0; shared dispositive power 3,305,846; aggregate amount beneficially owned 3,305,846 (6.8% of the class)
  Comment: Consists of (a) 1,759,574 shares held by Pontifax (Israel) V, L.P., (b) 469,982 shares held by Pontifax (Cayman) V, L.P, (c) 683,616 shares held by Pontifax (China) V L.P.; and (d) 392,674 shares held by Pontifax Late Stage L.P. (collectively, the "Pontifax Entities"). Pontifax VI G.P. L.P. ("Pontifax VI GP") is the general partner of each of the Pontifax Entities. Pontifax Management 4 G.P. (2015) Ltd. ("Pontifax Management") is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Pontifax Management 4 G.P. (2015) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 3,305,846; sole dispositive power 0; shared dispositive power 3,305,846; aggregate amount beneficially owned 3,305,846 (6.8% of the class)
  Comment: Consists of (a) 1,759,574 shares held by Pontifax (Israel) V, L.P., (b) 469,982 shares held by Pontifax (Cayman) V, L.P, (c) 683,616 shares held by Pontifax (China) V L.P.; and (d) 392,674 shares held by Pontifax Late Stage L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Ran Nussbaum: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 3,305,846; sole dispositive power 0; shared dispositive power 3,305,846; aggregate amount beneficially owned 3,305,846 (6.8% of the class)
  Comment: Consists of (a) 1,759,574 shares held by Pontifax (Israel) V, L.P., (b) 469,982 shares held by Pontifax (Cayman) V, L.P, (c) 683,616 shares held by Pontifax (China) V L.P.; and (d) 392,674 shares held by Pontifax Late Stage L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Tomer Kariv: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 3,305,846; sole dispositive power 0; shared dispositive power 3,305,846; aggregate amount beneficially owned 3,305,846 (6.8% of the class)
  Comment: Consists of (a) 1,759,574 shares held by Pontifax (Israel) V, L.P., (b) 469,982 shares held by Pontifax (Cayman) V, L.P, (c) 683,616 shares held by Pontifax (China) V L.P.; and (d) 392,674 shares held by Pontifax Late Stage L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

## Item 1. Issuer
Name of issuer: Agomab Therapeutics NV
Address of issuer's principal executive offices: Posthoflei 1/6, Antwerpen, Belgium, 2600

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.
Address of principal business office or, if none, residence:
The addresses of the Reporting Persons are:
Pontifax VI G.P. L.P. - 14 Shenkar St. Herzliya, 46140, Israel
Pontifax Management 4 G.P. (2015) Ltd. - 14 Shenkar St. Herzliya, 46140, Israel
Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel
Tomer Kariv - 14 Shenkar St. Herzliya, 46140, Israel
Citizenship: Pontifax VI G.P. L.P. is organized in the State of Israel, Pontifax Management 4 G.P. (2015) Ltd. is incorporated in the State of Israel, and Ran Nussbaum and Tomer Kariv are citizens of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,305,846
Percent of class: 6.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,305,846
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,305,846

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
A. Joint Filing Agreement, dated as of April 16, 2026, by and among Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

## Signatures
- Pontifax VI G.P. L.P.: /s/ Pontifax Management 4 G.P. (2015) Ltd., Pontifax Management 4 G.P. (2015) Ltd./General Partner (04/16/2026)
- Pontifax VI G.P. L.P.: /s/ Ran Nussbaum, Ran Nussbaum/Director (04/16/2026)
- Pontifax Management 4 G.P. (2015) Ltd.: /s/ Ran Nussbaum, Ran Nussbaum/Director (04/16/2026)
- Ran Nussbaum: /s/ Ran Nussbaum, Ran Nussbaum (04/16/2026)
- Tomer Kariv: /s/ Tomer Kariv, Tomer Kariv (04/16/2026)